Exhibit 3.1
CERTIFICATE OF CHANGE
OF
FIRST ALBANY COMPANIES INC.
UNDER SECTION 805-A OF THE BUSINESS CORPORATION LAW
FIRST: The name of the corporation is: First Albany Companies Inc.
SECOND: The date of filing of the certificate of incorporation with the New York Department of State is: November 4, 1985.
THIRD: The change(s) effected hereby are:
          The county location, within this state, in which the office of the corporation is located, is changed to: New York County.
FOURTH: This Certificate of Change was authorized by resolution of the Board of directors of First Albany Companies Inc.

BY:	/s/ Lee Fensterstock
	Name:	Lee Fensterstock
	Title:	Chairman and Chief Executive Officer

BY:	/s/ Patricia Arciero-Craig
	Name:	Patricia Arciero-Craig
	Title:	Assistant Secretary